UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              CYANOTECH CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)

                                    232 437-2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                    Senior Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 14, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232 437-2

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Home Products Corporation ("Parent")
         Tax I.D. 13-2526821

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  N/A
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         478,000 (held by MDP Holdings, Inc., a subsidiary of American Cyanamid Company ("ACY"), each wholly-owned by Parent)

8.       SHARED VOTING POWER

         -0-

9.       SOLE DISPOSITIVE POWER

         478,000 (held by MDP Holdings, Inc., a subsidiary of American Cyanamid Company ("ACY"), each wholly-owned by Parent)

10.      SHARED DISPOSITIVE POWER

         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         478,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.5%

14.      TYPE OF REPORTING PERSON*

         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D (the "Original Statement"), dated September 8, 1995, filed by American Home Products Corporation, a Delaware corporation, as amended by Amendment No. 1, dated February 22, 1996, is hereby further amended by this final Amendment No. 2, dated May 21, 1999, to reflect certain changes in the information previously filed relating to the outstanding Common Stock par value $.005 per share (the "Common Stock") of Cyanotech Corporation, a Nevada corporation ("Cyanotech"), which has its principal executive offices 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, Hawaii 96740.

     Item 2 is hereby amended to deleting the second paragraph thereof and substituting the following language:

     Parent is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of prescription drugs and over-the-counter medications. It is also a leader in vaccines, biotechnology, agricultural products and animal health care.

     Item 5 is hereby amended by deleting the initial paragraph and subparagraphs 5(c) and 5(e) and substituting the following:

     As of May 21, 1999, Parent owns 478,000 shares of Cyanotech Common Stock representing 3.5% of the outstanding Common Stock of Cyanotech.

     (c) Set forth on Schedule B hereto are descriptions of the sale transactions in Common Stock effected by the Reporting Person in open market transactions between March 18, 1998 and May 18, 1999.

     (d) Parent ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of Cyanotech as of March 8, 1999

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ John R. Considine
                                                     John R. Considine
                                                     Vice President-Finance

                                                                      Schedule A


                       Executive Officers and Directors of
                       American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.


EXECUTIVE OFFICERS                  Position; Present Principal Occupation
------------------                  --------------------------------------

John R. Stafford                    Chairman, President and Chief
                                    Executive Officer

Robert G. Blount                    Senior Executive Vice President

Robert Essner                       Executive Vice President

Joseph J. Carr                      Senior Vice President

Louis L. Hoynes, Jr.                Senior Vice President and
                                    General Counsel

Robert I. Levy                      Senior Vice President-Science and
                                   Technology

William J. Murray                   Senior Vice President

David M. Olivier                    Senior Vice President

John R. Considine                   Vice President-Finance

Paul R. Jones                       Vice President and Comptroller

Rene R. Lewin                       Vice President-Human Resources

Thomas M. Nee                       Vice President-Taxes

DIRECTORS                           Position; Present Principal Occupation
-----------                         --------------------------------------

Clifford L. Alexander, Jr           President of Alexander & Associates,
400 C Street, NE                    Inc. (consulting firm specializing in
Washington, D.C. 20002              Workforce Inclusiveness)

Frank A. Bennack, Jr.               President and Chief Executive Officer
The Hearst Corporation              of The Hearst Corporation
959 Eighth Avenue                   (owns and operates communications
New York, New York 10019            media)

Robert G. Blount                    Listed above

Robert Essner                       Listed above

John D. Feerick                     Dean, Fordham University
Fordham University                  School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

John P. Mascotte                    President and Chief Executive
2301 Main Street                    Officer, Blue Cross Blue Shield
Eighth Floor                        of Kansas City, Inc.
Kansas City
Missouri 64108

Mary Lake Polan,                    Department Chair and Professor,
M.D., Ph.D                          Stanford University School of
Stanford University                 Medicine
School of Medicine
100 Pasteur Drive
Stanford, CA 94305

Ivan G. Seidenberg                  Chairman, and
Bell Atlantic                       Chief Executive Officer,
Corporation                         Bell Atlantic Corporation
1095 Avenue of the                  (telecommunications company)
Americas
New York, New York 10036

John R. Stafford                    Listed above

John R. Torell III                  Chairman, Torell Management Inc.
Torell Management Inc.              (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

                                                 Schedule B

                           Number of                 Sale
Trade Date                 Shares Sold               Price
08-Mar-98                  10,000                    $2.94

08-Mar-99                  20,000                    $1.02
11-Mar-99                  5,730                     $1.00
12-Mar-99                  7,500                     $1.00
15-Mar-99                  11,000                    $1.00
18-Mar-99                  5,500                     $1.00
05-Apr-99                  5,000                     $1.00
11-May-99                  32,000                    $1.14
12-May-99                  8,000                     $1.00
13-May-99                  2,000                     $1.00
14-May-99                  93,000                    $1.00
17-May-99                  20,000                    $1.03
18-May-99                  2,000                     $1.13
